N E W S R E L E A S E

November 13, 2009

Third Quarter Financial Results

Nevsun Resources Ltd., (NSU-TSX/NYSE AMEX) wishes to announce its recent financial position and its quarterly results for Q3 2009.  All amounts are expressed in United States dollars.

The Company’s cash position at the end of September was $26.8 million, prior to raising $32.8 million during late October.

The loss for the quarter was $1.0 million compared to a loss of $843 thousand for the same quarter in 2008, with the increase mainly due to reduced interest income.

During the quarter the Company spent $21.7 million on the development of the Bisha project in Eritrea (2008 - $14.3 million). As at September 30th the project was approximately 40% complete to production and remains on budget.

Complete details of the Q3 2009 financial statements and management's discussion and analysis can be found on the Nevsun website at www.nevsun.com as well as on Sedar at www.sedar.com and EDGAR at http://www.sec.gov/edgar/searchedgar/webusers.htm.

In addition, photographs of the construction progress can be found on the Company web site – www.nevsun.com/properties/photo_gallery.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer Nsu09-12.doc	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free 1 866 684 6730 Email: ir@kincommunications.com Website: www.nevsun.com